Exhibit 99.(a)(1)(L) Form of email from Pam Fack to be distributed to holders giving them individual grant details and access to New SARs agreement
Stock Administrator Communication
[Individual grant details]
Dear Employee,
Congratulations! QAD has accepted your underwater options and/or stock appreciation rights in exchange for new stock-settled stock appreciation rights (“SARs”) with the terms detailed above.
•	SARs provide employees with the right to receive future appreciation in the value of QAD stock.

•	When SARs are exercised, employees will be issued stock in the amount of the appreciation above the strike price (net of applicable taxes).

•	Employees can then keep or sell the stock, as they choose.

•	If you terminate your employment or services with QAD, you will have 60 days following termination to exercise your vested SARs.

•	Your individual SAR agreement, which is posted in your E*Trade account, sets forth specific details of your grant, including the number of SARs granted, grant date, exercise price, vesting date of each tranche and expiration date.
Please log into your E*Trade account to accept or decline this exchange grant. You will not be able to exercise any vested SARs until acceptance is completed.
If you have any questions or need additional information, please send your questions to stockprogram@qad.com.
Regards,
Pam